John H. Lively
The Law Offices of John H. Lively & Associates, Inc .
A member firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 29, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda B. Stirling U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Valued Advisers Trust (the “Trust”)

LS Opportunity Fund (the “Fund”)

SEC File Numbers: 333-151672 and 811-22208

To Ms. Stirling:

On March 16, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 13 to the Trust’s registration statement under the Securities Act of 1933, as amended and Amendment No. 14 under the Investment Company Act of 1940, as amended, each on Form N-1A (the “Amendment”).  On April 30, 2010, you provided comments to me relating to the Amendment.  This letter responds to your comments.  For your reference, your comments have been repeated in this letter and then the Trust’s response has been presented below each comment.  The Trust intends to file another amendment to its registration statement to incorporate its responses to your comments as described herein and to update or complete certain other information required by Form N-1A.

General

1.	Comment:
Please advise whether the Fund will be delivering a “summary prospectus” to prospective shareholders or whether it will deliver the full statutory prospectus.  If it will deliver the summary prospectus, please include in the correspondence filing a copy of the cover page of the summary prospectus.

Response:	The Trust will satisfy its prospectus delivery requirements for the Fund by providing prospective Fund shareholders with the full statutory prospectus.

Ms. Linda B. Stirling
June 29, 2010

Summary Section – Fees and Expenses

2.
Comment:                                In footnote #1 to the fee table, remove the 3rd- 5th sentences or move the substance of the disclosure provided in those sentences to the portion of the prospectus provided in response to Item 10 of Form N-1A.

Response:                                The Trust has moved the substance of the disclosure provided in the 3rd - 5th sentences to its response to Item 10 of Form N-1A.

3.
Comment:                                To reflect the effect of the expense limitation agreement in the expense example in the three year expense figure, that agreement must extend at least three years beyond the effective date of the prospectus.  If the expense limitation agreement will extend three years beyond the effective date of the prospectus, please correct the date that is reflected in the prospectus; otherwise, adjust the expense example figure.

Response:                                The Trust has revised the Fund’s disclosure regarding its expense limitation agreement to reflect that the agreement will be in effect for three years after the effective date of the prospectus.

Summary Section – Principal Investment Strategies

4.	Comment: Identify the types of securities in which the Fund may invest and explain the concept of long investing and short investing.

Response:                                The Trust has revised the disclosure as you have requested.

5.	Comment: Revise the third paragraph utilizing Plain English.

Response:                                The Trust has revised the disclosure as you have requested.

6.	Comment: Revise the term, “fair determinant of value” utilizing Plain English.

Response:                                The Trust has revised the disclosure as you have requested.

Summary Section – Principal Risks

7.
Comment:                                Insert the word, “adversely” after the word, “affect” in the first sentence of the description of Stock Market Risks.  Make a corresponding change in the section of the Fund’s prospectus labeled, “Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Risks.”

Response:                                The Trust has revised the disclosures as you have requested.

8.
Comment:                                If the risks related to master limited partnerships (“MLPs”), real estate investment trusts (“REITS”) and investment company securities are principal risks of the Fund, describe those securities in the section of the Fund’s prospectus labeled “Summary Section - Principal Investment Strategies.”  In so doing, explain the concept of master limited partnerships and real estate investment trust.

Response:                                The investment adviser to the Fund (the “Adviser”) has advised the Trust that the uses of MLPs and REITs are not a part of the principal investment strategies of the Fund.  Accordingly, the Trust has removed the disclosure about MLPs and REITs from this section.  The Adviser has also advised that investments in other investment companies is a part of the Fund’s principal investment strategies, and, accordingly, the Trust has noted this fact in the Summary Section – Principal Investment Strategies.

Ms. Linda B. Stirling
June 29, 2010

9.	Comment: Advise the staff in your correspondence letter whether high portfolio turnover is a principal risk of the Fund and whether additional disclosure is necessary.

Response:                                The Adviser has advised the Trust that high portfolio turnover is a principal risk of the Fund and additional disclosure regarding portfolio turnover has been added to this section.

Summary Section - Performance

10.	Comment: Remove the last sentence of that section or move it from the Summary Section.

Response:                                The Trust has moved the disclosure to the Fund’s disclosure provided in response to Item 10 of Form N-1A.

Summary Section - Portfolio Management – Portfolio Manager,”

11.	Comment: Remove all of the disclosure after the first sentence or move it from the Summary Section.

Response:                                The Trust has removed the disclosure.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Investment Objective

12.	Comment: Add the phrase, “upon sixty days written notice” to the end of the second sentence.

Response:                                The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Investment Strategies of the Fund

13.	Comment: Provide additional disclosure to explain the meaning of the phrase, “full market cycle.”

Response:                                The Trust has revised the disclosure as you have requested.

14.	Comment: Explain the concept of long investing and short investing.

Response:                                The Trust has revised the disclosure as you have requested.

15.	Comment: In the 4th paragraph in this section explain what is meant by, or give examples of, the “Quantitative tools” that are employed in managing the Fund.

Response:                                The Trust has revised the disclosure as you have requested.

16.	Comment: In the 4th paragraph in this section explain what is meant by, or list factors considered in, the concept of “bottom-up fundamental research.”

Response:                                The Trust has revised the disclosure as you have requested.

Ms. Linda B. Stirling
June 29, 2010

17.
Comment:                                In the fifth paragraph, describe how the Fund determines that a company has significant upside opportunity relative to downside risks.  Also, describe the “fundamentals” noted in the first sentence of the fifth paragraph.

Response:                                The Trust has revised the disclosure as you have requested.

18.	Comment: Revise the first two sentences of the seventh paragraph utilizing Plain English.

Response:                                The Trust has revised the disclosure as you have requested.

19.
Comment:                                Identify whether the Fund’s use of options and futures is a principal investment strategy.  If so, please include disclosure in the Summary Section of the prospectus describing these types of investments.  Otherwise, the disclosure is fine as is.

Response:                                The Adviser has advised the Trust that the use of options and futures will be a principal investment strategy.  Accordingly, the Trust has added disclosure to this effect to the Summary Section of the prospectus.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Risks

20.	Comment: Delete the 2nd – 6th sentences of the disclosure relating to “Non-Diversification Risk.”

Response:                                The Trust has revised the disclosure as you have requested.

21.
Comment:                                Either remove the references to “industry” in the disclosure relating to “Industry or Sector Risk” or change the Fund’s policy regarding concentration to indicate that it may concentrate in a particular industry.

Response:                                The Trust has revised the disclosure to remove reference to “industry” in this risk disclosure.

22.
Comment:                                If the use of MLPs and REITs are principal risks, provide corresponding disclosure in the principal strategies section; otherwise, remove the risks disclosures.  Make corresponding adjustments as appropriate in the Summary Section.

Response:                                The Adviser has advised the Trust that the uses of MLPs and REITs are not a part of the principal investment strategies of the Fund.  Accordingly, the Trust has removed the disclosure about MLPs and REITs from this section.

23.
Comment:                                If the exposures to commodity risks and fixed income risks are principal risks of the underlying funds described in the Investment Company Securities Risks disclosure, provide corresponding disclosure in the principal strategies section; otherwise, remove the risks disclosures.

Response:                                The Trust has revised the principal strategies to add disclosure corresponding to the commodity risks and fixed income risks of the investment companies in which the Fund will invest.

Ms. Linda B. Stirling
June 29, 2010

How to Redeem Shares – Market Timing Policy

24.
Comment:                                Ensure that the Fund has satisfied the disclosure requirements of Item 11(e) of Form N-1A.  If the policy described in this section provides the total level of detail stated in the policies and procedures that have been adopted by the Board of Trustees, please indicate so in your correspondence letter.

Response:                                The Trust believes the Fund’s disclosure adequately addresses Item 11(e) of Form N-1A and the disclosure accurately and fully reflects the policy of the Board of Trustees on market-timing.

Appendix

25.
Comment:                                Advise in your correspondence letter that the accounts represented in the “Composite” are all of the accounts that were advised by the Sub-adviser during the periods presented that utilized objectives and strategies that will be utilized in managing the Fund or that the exclusion of any accounts not included would not cause the performance disclosure of the Composite to be misleading.

Response:                                The Adviser has advised the Trust that the Composite consists of all but one of the accounts that were advised by the Sub-adviser during the periods presented that utilize objectives and strategies that will be utilized by the Fund.  The Adviser has also advised the Trust that the exclusion of the one account would not cause the performance disclosure of the Composite to be misleading.

26.	Comment: Advise in your correspondence letter that the Composite disclosure is presented net of actual fees.

Response:                                The Adviser has advised the Trust that the Composite disclosure is presented net of actual fees.

27.	Comment: Describe the calculation methodologies utilized to create the Composite.

Response:                                The Trust has revised the disclosure as you have requested.

*                      *                       *

Ms. Linda B. Stirling
June 29, 2010

The Trust acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778

Sincerely,

/s/ John H. Lively
John H. Lively